UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Zale Corporation

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

988858106

 (CUSIP Number)

Nandita Hogan
Breeden Capital Management LLC
100 Northfield Street
Greenwich, Connecticut 06830
(203) 618-0065

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 23, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Not

CUSIP No.  988858106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,482

	8.	Shared Voting Power 9,070,839

	9.	Sole Dispositive Power 12,482

	10.	Shared Dispositive Power 9,070,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,083,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 28.29%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  988858106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James M. Cotter

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,482

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,482

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2007, as previously amended, (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Zale Corporation, a Delaware corporation (the “Company”), and adds James M. Cotter as a “Reporting Person”. Terms defined in the Schedule 13D are used herein with the same meaning.

Item 2 is hereby amended and restated, and Items 3, 4 and 5 of the Schedule 13D are hereby amended and supplemented, as follows:

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is being filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”); Breeden Partners (New York) I L.P., a Delaware limited partnership (the “New York Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Messrs. Richard C. Breeden (“Mr. Breeden”) and James M. Cotter (“Mr. Cotter”), each a citizen of the United States of America. The Delaware Fund, the California Fund, the California II Fund, the New York Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” The Fund, the General Partner, the Advisor, Mr. Breeden and Mr. Cotter are herein sometimes referred to collectively as the “Reporting Persons.”

The address of the principal office of each of the Delaware Fund, the California Fund, the California II Fund, the New York Fund, the General Partner, the Advisor, Mr. Breeden and Mr. Cotter is 100 Northfield Street, Greenwich, CT 06830. The address of the registered office of Holdco and of BPC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9002. Mr. Breeden is the Managing Member of the General Partner and the Advisor.

The Fund is principally involved in the business of investing in securities. The General Partner is principally involved in the business of serving as the general partner of the Delaware Fund, the California Fund, the California II Fund and the New York Fund. The Advisor is principally involved in the business of providing investment advisory and investment management services to the Fund and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Fund.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Messrs. Richard C. Breeden and James M. Cotter received grants of Common Stock and options to acquire Common Stock in consideration of their service as directors on the Board of Directors of the Company.

ITEM 4.   PURPOSE OF TRANSACTION

On September 23, 2010, Messrs. Breeden and Cotter resigned from the Company's Board of Directors, having served since January 2008.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a)-(b)     The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on the date hereof, Mr. Breeden owned, in addition to 9,070,839 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by Mr. Breeden, 10,942 shares of Common Stock and 1540 options to acquire Common Stock, as a direct owner, representing, when converted, approximately 28.29% of the outstanding shares of Common Stock and Mr. Cotter owned 10,942 shares of Common Stock and 1540 options to acquire Common Stock, as a direct owner. Messrs. Breeden and Cotter disclaim beneficial ownership of such shares for all other purposes.  Pursuant to the Fund's governing documents, any economic benefit with respect to shares and options held by Mssrs. Breeden and Cotter are transferred to the Fund.

(c)           No Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2010

BREEDEN PARTNERS L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
           Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:  /s/ Richard C. Breeden
          Richard C. Breeden
          Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:  /s/ Richard C. Breeden
    Richard C. Breeden
           Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:  /s/ Richard C. Breeden
          Richard C. Breeden
          Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

/s/ James M. Cotter
James M. Cotter

AGREEMENT OF JOINT FILING

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: September 23, 2010
BREEDEN PARTNERS L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
           Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:  /s/ Richard C. Breeden
          Richard C. Breeden
          Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:  /s/ Richard C. Breeden
    Richard C. Breeden
           Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:  /s/ Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:  /s/ Richard C. Breeden
          Richard C. Breeden
          Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

/s/ James M. Cotter
          James M. Cotter